AMENDED SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

dated October 24, 2008 between

THE ADVISORS’ INNER CIRCLE FUND II

and

CHAMPLAIN INVESTMENT PARTNERS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Champlain Small Company Fund	0.90% on the first $250 million in assets; 0.80% on assets over $250 million
Champlain Mid Cap Fund	0.80% on the first $250 million in assets; 0.70% on assets over $250 million
Champlain Emerging Markets Fund	0.90% on the first $250 million in assets; 0.80% on assets over $250 million

Acknowledged and Accepted by:

Champlain Investment Partners, LLC

/s/ Eric Ode
Name: Eric Ode
Title: CFO, Partner

The Advisors’ Inner Circle Fund II

/s/ James Bernstein
Name: James Bernstein
Title: Vice President and Assistant Secretary